Nasdaq Regulation

Nasdaq

William Slattery, CFA

Vice President

Listing Qualifications

By Electronic Mail

December 28, 2020

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on December 15, 2020 The Nasdaq Stock Market (the "Exchange") received from MEDIROM Healthcare Technologies, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

American Depositary Shares, each representing one common share

Common shares, no par value[1]

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,



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[1]   Not for trading, but only in connection with the listing of the American Depositary Shares on The Nasdaq Stock Market LLC. The American Depositary Shares represent common shares and are being registered under the Securities Act of 1933, as amended, pursuant to a separate Registration Statement on Form F-6. Accordingly, the American Depositary Shares are exempt from the operation of Section 12(a) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12a-8.